UNITED STATES

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3/A

QUARTERLY REPORT PURSUANT TO RULE 58

For the quarter ended March 31, 2001

ALLEGHENY ENERGY, INC.

(Name of registered holding company)

10435 Downsville Pike, Hagerstown, Maryland 21740-1766

(Address of principal executive offices)

Inquiries concerning this Form U-9C-3/A should be directed to:	Thomas J. Kloc
Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740-1766
(301) 665-2711

ITEM 1 - ORGANIZATION CHART

Name		Energy or		State	Percentage
of Reporting		gas-related	Date of	Of	of Voting
Company		Company	Organization	Organization	Securities Held

Allegheny Energy, Inc.	(1)

Allegheny Ventures, Inc.	(2)

Allegheny Energy Solutions, Inc.	(3)	Energy	July 23, 1997	Delaware	100%

Allegheny Energy, Inc.	(4)

Allegheny Energy Supply Company, LLC	(5)

Mon Synfuel, LLC	(6)	Energy	May 15, 2000	Maryland	2.458%

Allegheny Energy, Inc.	(7)

Allegheny Energy Supply Company, LLC	(8)

Allegheny Energy Global Markets, LLC "NEW"	(9)	Energy	March 16, 2001	Delaware	100%

Nature of Business:
  Allegheny Energy, Inc. holds directly all of the outstanding securities in Allegheny Ventures, Inc.
  Allegheny Ventures, Inc. holds directly all of the outstanding securities in Allegheny Energy Solutions, Inc.
  Allegheny Energy Solutions, Inc. currently develops competitive generation solutions (i.e. distributed generation, cogeneration, prime power, green power, and uninterrupted power source (UPS)) for customers through products such as reciprocating generators, microturbines, steam turbines, combustion turbines, fuel cells, wind turbines, and solar cells.
  Allegheny Energy, Inc. holds directly all of the outstanding voting securities in Allegheny Supply Company, LLC.
  Allegheny Energy Supply Company, LLC holds a percentage membership in Mon Synfuel, LLC.
  Mon Synfuel, LLC is developing the expansion of a coal fines recovery facility located at Monview Mine and the addition of a facility for the production of coal-based synthetic fuel from the coal fines.
  Allegheny Energy, Inc. holds directly all of the outstanding voting securities in Allegheny Supply Company, LLC.
  Allegheny Energy Supply Company, LLC owns 100% of Allegheny Energy Global Markets, LLC.
  Allegheny Energy Global Markets, LLC is an energy commodity marketing and trading business.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company	Company	Amount
Contributing	Receiving	Of Capital
Capital	Capital	Contribution

Allegheny Energy Supply Company, LLC	Allegheny Energy Global Markets, LLC	$602,864,279

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies

Reporting	Associate
Company	Company	Types of	Direct	Indirect	Cost	Total
Rendering	Receiving	Services	Costs	Costs	Of	Amount
Services	Services	Rendered	Charged	Charged	Capital	Billed

No services have been provided by the reporting company to associate companies to date.

Part II - Transactions performed by associate companies on behalf of reporting companies

*The amended filing was required, in part, to reflect a variation in the allocation of direct and indirect charges, as noted below.
Associate	Reporting
Company	Company	Types of	Direct	Indirect	Cost	Total
Rendering	Receiving	Services	Costs	Costs	Of	Amount
Services	Services	Rendered	Charged*	Charged*	Capital	Billed

Allegheny Energy Service Corporation	Allegheny Energy Solutions, Inc.	Technical support; planning & implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services	$733,405	$72,590		$805,995

Allegheny Energy Service Corporation	Allegheny Energy Global Markets, LLC	Technical support; planning & implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services	$430,000			$430,000

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

This amended filing is required, in part, to reflect a change in the calculation of the investment in Allegheny Energy Solutions, Inc. and Allegheny Energy Global Markets, LLC., which changes the "Current Aggregate Investment" on line 4 and the "Remaining Authorization" on line 5.

(Thousands of Dollars)

Investments in energy-related companies:

Total consolidated capitalization as of March 31, 2001	$5,883,428		line 1

Total capitalization multiplied by 15%
(line 1 multiplied by 0.15)	$ 882,514		line 2

Greater of $50 million or line 2		$ 882,514	line 3

Total current aggregate investment:
(categorized by major line of energy-related business)
Allegheny Energy Solutions, Inc.	$ 10,031
Mon Synfuel, LLC	$ 250
Allegheny Energy Global Markets, LLC	$ 763,140

Total current aggregate investment		$ 773,421	line 4

Difference between the greater of $50 million or 15%
of capitalization and the total aggregate investment
of the registered holding company system
(line 3 less line 4)		$ 109,093	line 5

Investments in gas-related companies:

None

ITEM 5 - OTHER INVESTMENTS

Major Line	Other	Other
of Energy-Related	Investment in Last	Investment in This	Reason for Difference In
Business	U-9C-3 Report	U-9C-3 Report	Other Investment

None

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

Allegheny Energy Solutions, Inc. Statement of Operations for the Quarter and Three Months Ended March 31, 2001.

Allegheny Energy Solutions, Inc. Balance Sheet at March 31, 2001.

Allegheny Energy Global Markets, LLC Statement of Operations from
March 16, 2001 (Purchase Date) through March 31, 2001.

Allegheny Energy Global Markets, LLC Balance Sheet at March 31, 2001.

Signature

Pursuant to the requirements of the Public Utilities Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLEGHENY ENERGY, INC.

/S/ Thomas J. Kloc

Thomas J. Kloc
(Chief Accounting Officer)

June 26, 2001

Allegheny Energy Solutions, Inc.

STATEMENT OF OPERATIONS
(Thousands of Dollars)

Quarter and
Three months ended
March 31, 2001

Operating revenues	$ 14,034

Operating Expenses:
Cost of goods sold	6,116
General and administrative expenses	10,230
Maintenance	8
Taxes other than income taxes	68
Federal and state income taxes	(894)
Total operating expenses	15,528
Operating income	(1,494)

Other Income and Deductions:
Other Income, net	491

Net income	$ (1,003)

Allegheny Energy Solutions, Inc.

BALANCE SHEET
Unaudited
(Thousands of Dollars)	Three months ended
March 31, 2001

ASSETS
Property, Plant and Equipment, regulated operations	$ 265
Accumulated Depreciation	(15)
250
Investments in other assets:
Nonutility Investments	3,815

Current Assets:
Cash	81
Accounts Receivable:
Utility service	1,972
Other	2,094
Allowance for uncollectible accounts	(2,094)
Materials and supplies -at average cost:
Operating and construction	30
Prepaids	961
Other current assets	385
3,429

Deferred charges	14

Total Assets	$ 7,508

CAPITALIZATION AND LIABILITIES
Common stock	$ 1
Other paid-in capital	8,031
Retained Earnings	(5,731)
2,301

Current Liabilities:
Short-term debt	2,000
Accounts Payable	51
Accounts Payable, to affiliates, net	603
Other accrued taxes	51
Other	2,120
4,825

Deferred Credits and Other Liabilities:
Deferred Income Taxes	377
Other	5
382

Total Capitalization and Liabilities	$ 7,508

Allegheny Energy Global Markets, LLC

STATEMENT OF OPERATIONS
(Thousands of Dollars)	From March 16, 2001
(Purchase Date) through
March 31, 2001

Operating revenues	$ 390,825

Operating Expenses:
Operations:
Purchased power and exchanges, net	274,014
Gas purchases	93,526
Other	2,051
Depreciation and amortization	1,060
Total operating expenses	370,651
Operating income	20,174

Interest charges	5
Income before income taxes	20,169

Federal and state income taxes	9,175

Net income	$ 10,994

Allegheny Energy Global Markets, LLC

BALANCE SHEET
Unaudited
(Thousands of Dollars)	March 31, 2001

ASSETS
Current assets:
Cash	$ 3,306
Accounts receivable:
Wholesale	224,587
Other	2,686
Affiliates	1,414
Prepaid taxes	7,059
Commodity contracts	425,553
Other	61
664,666

Property, plant and equipment	2,756

Investments and other assets:
Excess of cost over net assets acquired	382,629
Other	4,420
387,049

Deferred charges	476
476

Total Assets	$1,054,947

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:
Short-term debt	5,000
Accounts Payable	238,696
15,245
Taxes accrued:
Federal and state income	988
Commodity contracts	179,856
Other	1,030
440,815

Member's Equity	614,132

Total Liabilities and Member's Equity	$1,054,947